As filed with the Securities and Exchange Commission on July 31, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

US AIRWAYS GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	54-1194634
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2345 Crystal Drive

Arlington, Virginia 22227

(Address of Principal Executive Offices)

Amended and Restated 2003 Stock Incentive Plan of US Airways Group, Inc.

(Full Title of Plan)

Elizabeth K. Lanier, Esq.

Executive Vice President—Corporate Affairs and General Counsel

2345 Crystal Drive

Arlington, Virginia 22227

(703) 872-7000

(Name, Address and Telephone Number, including Area Code, of Agent for Service)

Copies To:

Thomas Wardell, Esq.

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, Georgia 30308

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Class A Common Stock, par value $1.00 per share (“Class A Common Stock”)	5,970,570	$7.344(2)	$43,847,866.08(2)	$3,547.29

Class A-1 Warrants	2,220,570	$2.610(2)	$ 5,795,687.70(2)	$ 468.87

Class A Preferred Stock	2,220,570	$.0001(2)	$ 222.06(2)	$ .02

(1)	US Airways Group, Inc., a Delaware corporation (the “Company” or “US Airways Group”) is registering 5,970,570 shares of Class A Common Stock, which includes 3,750,000 restricted shares and 2,220,570 shares issuable upon the exercise of 2,220,570 Class A-1 Warrants of the Company, pursuant to the Amended and Restated 2003 Stock Incentive Plan of US Airways Group, Inc. (the “Plan”). The Company is also registering the 2,220,570 Class A-1 Warrants and the corresponding 2,220,570 shares of Class A Preferred Stock issuable pursuant to the Plan.
(2)	Estimated solely for the purpose of calculating the registration fee which, pursuant to Rule 457(h)(1) under the Securities Act, is based on the book value of the securities as of July 31, 2003.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified by Item 1 and Item 2 of Part I of Form S-8 is omitted from this filing in accordance with the provisions of Rule 428 under the Securities Act of 1933, as amended (the “Securities Act”), and the introductory note to Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the participants in the Plan covered by this Registration Statement as required by Rule 428(b).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.	INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain information we file with them, which means that we can disclose important information to you by referring you to those documents. The documents listed below are incorporated by reference in this Registration Statement and made a part hereof.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 27, 2003;

(b)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003 filed on May 14, 2003;

(c)	Our Current Reports on Form 8-K filed on January 6, January 31, February 4, February 4, February 5, February 12, February 21, February 24, February 27, March 4, March 6, March 10, March 18, March 20, March 21, April 2, April 3, April 4, May 7 (solely with respect to the Form 8-K filing information under Items 5 and 7 of the Form), June 2, June 4, July 2, July 8, July 16, and July 30 (solely with respect to the Form 8-K filing information under Items 5 and 7 of the Form), 2003; and

(d)	The description of our common stock contained in our Form 8-A filed on May 14, 2003.

You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

US Airways Group, Inc.

Investor Relations

2345 Crystal Drive

Arlington, Virginia 22227

Telephone: (703) 872-5305

All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.	DESCRIPTION OF SECURITIES.

Class A-1 Warrants

The 2,220,570 Class A-1 Warrants (the “Warrants”) authorized for issuance under the Plan are exercisable for an equal number of shares of Class A Common Stock. Each Warrant must be granted with a share of Class A Preferred Stock (the “Preferred Stock”), and is only exercisable when delivered together with the share of Preferred Stock. The Warrants will only be exercisable until March 31, 2010, the seventh anniversary of the effective date of the Company’s First Amended Joint Plan of Reorganization (the “Joint Plan”).

A Warrant may be exercised by delivering the Warrant, the corresponding share of Preferred Stock and the exercise price of $7.42. The exercise may be paid in cash or, in certain instances, (a) by delivery of shares of the Company’s Class B preferred stock, valued at its redemption price calculated in accordance with the provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”); (b) by delivery of additional Warrants and shares of Preferred Stock, collectively valued at the market value of the shares of Class A Common Stock into which the Warrants are exercisable plus the nominal value of the shares of Preferred Stock, less the exercise price of the Warrants; or (c) by a combination of all of the foregoing.

The terms of the Warrants provide for customary anti-dilution protection, which adjusts the exercise price of the Warrants and the number of shares for which they are exercisable upon the occurrence of certain events that may have a dilutive effect on the Warrants. These dilutive events include, but are not limited to, certain stock dividends, stock splits and combinations, issuances of securities or consolidations, mergers, recapitalizations or similar transactions.

As of the date of this Registration Statement, a total of 13,681,400 Warrants are outstanding, not including any Warrants to be issued under the Plan.

Preferred Stock

The Preferred Stock, which has a nominal value of $.0001, is not entitled to any dividends. Upon the liquidation, dissolution or winding up of the Company, holders of Preferred Stock are entitled to a liquidation preference of $.0001 per share. Such payment would be made out of the assets of the Company available for distribution to stockholders, and would be made pro rata with the holders of the Company’s Class B preferred stock and Class C preferred stock, which rank pari passu with the Preferred Stock. Liquidation payments to holders of Preferred Stock would be made prior to payments to holders of Class A Common Stock or the Company’s Class B common stock, and any other class or series of stock of the Company that ranks junior to the Preferred Stock.

Except as otherwise expressly required by law or provided in the Certificate of Incorporation, holders of Preferred Stock are entitled to vote on all matters voted on by holders of the Company’s classes of common stock, voting together as a single class with all other shares entitled to vote at meetings of the common stockholders. Each share of Preferred Stock entitles the holder to cast one vote, subject to adjustment in the event of a dilution event in connection with the Warrants, as described above. The holders of at least a majority of the outstanding shares of Preferred Stock, voting as a single class, must approve any amendment to the Certificate of Incorporation that would materially and adversely alter or change the terms, powers, preferences or special rights of the Preferred Stock. On March 31, 2010, the seventh anniversary of the effective date of the Joint Plan, all outstanding shares of Preferred Stock shall cease to have any voting rights.

Upon exercise of a Warrant, the Company will redeem the corresponding share of Preferred Stock by paying the liquidation amount of $.0001 per share (rounded to the nearest whole cent). On March 31, 2010, the seventh anniversary of the effective date of the Joint Plan, the Company will redeem all shares of Preferred Stock still outstanding at $.0001 per share. There are no restrictions on the redemption of Preferred Stock, provided that funds are legally available for that redemption.

The Preferred Stock is not convertible, and has no preemptive or subscription rights. In the event that an adjustment is made in the number of shares of Class A Common Stock underlying the Warrants due to a dilution event, as described above, the number of shares of Preferred Stock will be adjusted accordingly, so that the aggregate number of shares of Preferred Stock equal the aggregate number of shares of Class A Common Stock underlying the Warrants.

The shares of Preferred Stock may not be transferred without also transferring the corresponding Warrant, and each certificate for Preferred Stock will bear a legend to that effect.

As of the date of this Prospectus, a total of 13,681,400 shares of Preferred Stock are outstanding, not including shares of Preferred Stock to be issued under the Plan, and a total of 25,000,000 shares of Preferred Stock were authorized for issuance.

Description of Certain Provisions of the Certificate of Incorporation and Bylaws

Written Consent of Stockholders. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company. The Certificate of Incorporation specifically denies the ability of the stockholders to consent in writing to the taking of any action.

Special Meeting of Stockholders. The Certificate of Incorporation and Bylaws permit a special meeting of stockholders to be called (i) at any time by the chairman of the Board, chief executive officer or president, (ii) on the written request, or by vote, of a majority of the Board or the holders of two-thirds of the voting power of the shares entitled to vote for the election of directors (other than the Company’s Class C preferred stock), and (iii) upon written request of the holders of record of a majority of the outstanding shares of the Company’s Class B preferred stock upon a payment default on the Class B preferred stock for the purpose of electing an additional director pursuant to the rights granted to the holders of Class B preferred stock in the Certificate of Incorporation.

Amendment of Bylaws. Pursuant to the Certificate of Incorporation and Bylaws, subject to the provisions of any resolution of directors creating any series of preferred stock of the Company, the Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board. Notice of the alteration, amendment, repeal or adoption of new Bylaws must be contained in the notice of the meeting, whether of the stockholders or of the Board, as the case may be. If amended by the Board, the amendment must be approved by a majority of the entire Board then in office and if amended by the stockholders, the amendment must be approved by the holders of at least eighty percent (80%) of the voting power of the outstanding shares of capital stock entitled to vote for the election of directors (other than the Company’s Class C preferred stock). Notice of all amendments must be provided to the stockholders in accordance with the Bylaws.

Amendment of Certificate of Incorporation. Pursuant to the Certificate of Incorporation, the Company reserves the right to amend, alter, change or repeal any provision of the Certificate of Incorporation in the manner prescribed in the Certificate of Incorporation or by statute. Furthermore, the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to vote for the election of directors (other than the Class C preferred stock) is required to amend, alter, change or repeal, or to adopt any provision as part of the Certificate of Incorporation inconsistent with the purpose and intent of certain Articles of the Certificate of Incorporation relating to the composition, powers and authority of the Board; action by stockholders; and amendment of the Bylaws and Certificate of Incorporation.

Non-Citizen Voting Limitation. The Certificate of Incorporation provides that in no event shall the total number of shares of capital stock, securities convertible into or exchangeable for capital stock, voting securities or other equity interests in the Company, or any options, warrants or other rights to acquire the foregoing (“Equity Securities”) held by any person who fails to qualify as a “citizen of the United States,” as the term is used in Section 40102(a)(15) of Title 49, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the Department of Transportation, be entitled to be more than 24.9% of the aggregate votes of all outstanding Equity Securities.

Merger Consideration. In the event of a merger or consolidation of the Company with or into another entity (whether or not the Company is the surviving entity), the holders of each share of Class A Common Stock and the Company’s Class B common stock are entitled to receive the same per share consideration on a per share basis, except that if such consideration consists in any part of voting securities, the holders of shares of Class B common stock will receive, at the option of the holders, on a per share basis, voting securities with up to twenty (20) times the number of votes per share as those voting securities to be received by the holders of shares of Class A Common Stock.

Business Combination Under Delaware Law. The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which is Delaware’s anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation (“interested stockholder”) may not engage in any business combination with the corporation for a period of three years after the date on which the person became an interested stockholder, unless (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66-2/3% of the corporation’s outstanding voting stock at an annual or special meeting, and not by written consent, excluding shares owned by the interested stockholder. The term “business combination” is defined to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. The Company could amend the Certificate of Incorporation in the future to elect to not be governed by the DGCL anti-takeover law.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are empowered by the laws of the state of Delaware, subject to the procedures and limitations therein, to indemnify any person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of US Airways Group. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. Our Amended and Restated Bylaws provide for indemnification for our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnity agreements with certain of our officers and directors providing, in each case, for the indemnification by US Airways Group of such individuals for all losses and related expenses (subject to certain limitations) incurred by them arising out of the discharge of their respective duties as directors and/or officers of US Airways Group.

The foregoing statements are subject to the detailed provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws.

Pursuant to Delaware law, Article Eighth of the Amended and Restated Certificate of Incorporation of US Airways Group provides that no director of US Airways Group shall be personally liable to US Airways Group or its stockholders for monetary damages for any breach of his or her fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his or her duty of loyalty to US Airways Group or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) in connection with the unlawful payment of dividends or an unlawful stock purchase or redemption under Delaware Law, or (4) for any transaction from which the director derived an improper personal benefit.

We intend to purchase and maintain insurance on behalf of our officers and directors against liability asserted against or incurred by these persons in their capacity as an officer or director, or arising out of their status as an officer or director, regardless of whether we would have the power to indemnify or advance expenses to these persons against these liabilities under our Amended and Restated Bylaws or Delaware law.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8.	EXHIBITS.

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A filed May 14, 2003).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 8-A filed May 14, 2003).

4.3*	Form of Class A-1 Warrant.

4.4*	Amended and Restated 2003 Stock Incentive Plan of US Airways Group, Inc.

5.1*	Opinion of McKenna Long & Aldridge LLP.

23.1*	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5.1).

23.2*	Consent of KPMG LLP.

24.1	Powers of Attorney (included on signature page to this Registration Statement).

*Filed herewith.

ITEM 9.	UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, Commonwealth of Virginia, on this 31st day of July, 2003.

Date: July 31, 2003	US AIRWAYS GROUP, INC. Registrant

	By:	/s/ ELIZABETH K. LANIER
Elizabeth K. Lanier Executive Vice President Corporate Affairs and General Counsel

POWER OF ATTORNEY

We, the undersigned directors of US Airways Group, Inc., do hereby constitute and appoint Elizabeth K. Lanier our true and lawful attorney-in-fact and agent, to do any and all acts and things in our names and on our behalf in our capacities as directors and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said Registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, or any registration statement related hereto that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that said attorney and agent shall do our cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID N. SIEGEL David N. Siegel	President and Chief Executive Officer Director	July 31, 2003

/s/ NEAL S. COHEN Neal S. Cohen	Executive Vice President – Finance, Chief Financial Officer	July 31, 2003

/s/ ANITA P. BEIER Anita P. Beier	Vice President and Controller	July 31, 2003

/s/ DAVID G. BRONNER David G. Bronner	Chairman of the Board of Directors	July 31, 2003

/s/ RONO J. DUTTA Rono J. Dutta	Director	July 31, 2003

Signature	Title	Date

/s/ CHERYL GRUETZMACHER GORDON Cheryl Gruetzmacher Gordon	Director	July 31, 2003

/s/ PERRY HAYES Perry Hayes	Director	July 31, 2003

Magdalena Jacobsen	Director	July 31, 2003

/s/ ROBERT L. JOHNSON Robert L. Johnson	Director	July 31, 2003

/s/ BRUCE R. LAKEFIELD Bruce R. Lakefield	Director	July 31, 2003

Joseph J. Mantineo	Director	July 31, 2003

/s/ JOHN MCKENNA John McKenna	Director	July 31, 2003

/s/ HANS MIRKA Hans Mirka	Director	July 31, 2003

/s/ WILLIAM D. POLLOCK William D. Pollock	Director	July 31, 2003

/s/ JAMES M. SIMON, JR. James M. Simon, Jr.	Director	July 31, 2003

/s/ RAYMOND W. SMITH Raymond W. Smith	Director	July 31, 2003

/s/ WILLIAM T. STEPHENS William T. Stephens	Director	July 31, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A dated May 14, 2003).

4.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 8-A filed May 14, 2003).

4.3*	Form of Class A-1 Warrant.

4.4*	Amended and Restated 2003 Stock Incentive Plan of US Airways Group, Inc.

5.1*	Opinion of McKenna Long & Aldridge LLP.

23.1*	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5.1).

23.2*	Consent of KPMG LLP.

24.1	Powers of Attorney (included on signature page to this Registration Statement).

*Filed	herewith.